                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.  19  )*
                                           -----


                         OSHMAN'S SPORTING GOODS, INC.
         -------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  688260 10 8
                   -----------------------------------------
                                (CUSIP Number)

                                   12-31-00
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages
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- -----------------------                                  ---------------------
  CUSIP NO. 688260 10 8                 13G                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Judy O. Margolis
                          SS# ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,072,423

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          11,802
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,072,423

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          11,802
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      758,223

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      X

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.  688260 10 8                  13G                          PAGE 3 OF 5


Item 1(a) Name of Issuer:

               Oshman's Sporting Goods, Inc.
          -------------------------------------------------

Item 1(b) Address of Issuer's Principal Executive Offices:

               2302 Maxwell Lane, Houston, TX 77023
          -------------------------------------------------

Item 2(a) Name of Person Filing:

               Judy O. Margolis
          -------------------------------------------------

Item 2(b) Address of Principal Business Office or, if none,
    Residence:

               2302 Maxwell Lane, Houston, TX 77023
          -------------------------------------------------

Item 2(c) Citizenship:

               United States of America
          -------------------------------------------------

Item 2(d) Title of Class of Securities:

              Common Stock, $1.00 par value
          -------------------------------------------------

Item 2(e) CUSIP Number:

            688260 10 8
         -------------------------------------------------

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        a.___ Broker or Dealer registered under Section 15 of the Act

        b.___ Bank as defined in section 3(a) (6) of the Act

        c.___ Insurance Company as defined in section 3(a) (19) of the Act

        d.___ Investment Company registered under Section 8 of the Investment
              Company Act of 1940

        e.___ An investment adviser in accordance with Section  240.13d-1(b) (1)
              (ii) (E)

        f.___ An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b) (1) (ii) (F)
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                                                                     PAGE 4 OF 5


        g.___ A parent holding company or control person, in accordance with section 240.13d-1(b) (1) (ii) (G)

        h.___ A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act

        i.___ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940

        j.___ Group, in accordance with section 240.13d-1(b) (1) (ii) (J)

        Not applicable.

Item 4  Ownership:

  (a)   Amount Beneficially Owned:

                      758,223
                 ------------------------------------------------------

        (b)   Percent of Class:

                      13.0%
                 ------------------------------------------------------

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote

                   1,072,423
                ----------------------------------------------

            (ii) shared power to vote or to direct the vote

                   11,802 (1)
                ----------------------------------------------

            (iii) sole power to dispose or to direct the disposition of

                   1,072,423
                ----------------------------------------------

            (iv) shared power to dispose or to direct the disposition of

                   11,802 (1)
                ----------------------------------------------

              (1) Mrs. Margolis is one of the six trustees of the Oshman
                   Foundation. The Trustees of such Foundation are vested with the power to vote and sell the assets of the Foundation, including 11,802 shares of common stock of Oshman's Sporting Goods, Inc. Mrs. Margolis disclaims beneficial ownership of shares owned by the Foundation, and these shares are not included in the total number of shares owned beneficially or the percentage of outstanding shares owned.

Item 5  Ownership of Five Percent or Less of a Class.

              Not Applicable
          --------------------------------------------

Item 6  Ownership of more than Five Percent on Behalf of Another Person

              Not Applicable
          --------------------------------------------

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not Applicable
          --------------------------------------------

Item 8  Identification and Classification of Members of the Group.

              Not Applicable
          --------------------------------------------

Item 9  Notice of Dissolution of Group.

              Not Applicable
          --------------------------------------------

Item 10 Certification:

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Date: February 14, 2001                 /s/ JUDY O. MARGOLIS
       ----------------------------     ------------------------
                                              Judy O. Margolis